Exhibit 1.02
Conflict Minerals Report of The KEYW Holding Corporation in accordance with Rule 13p-1 under the Securities Exchange Act of 1934
Summary
This is the Conflict Minerals Report of The KEYW Holding Corporation, including its operating entities The KEYW Corporation and Hexis Cyber Solutions, Inc. (collectively "KEYW"), for calendar year 2013, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. Numerous terms in this Report are defined in Rule 13p-1 and Form SD. Please see these sources and the 1934 Act Release No. 34-67716 (August 22, 2012)(1) for the definitions.
KEYW fully supports the goals and objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"), which aims to prevent the use of certain "conflict minerals" that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo ("DRC") or adjoining countries (including Angola, Burundi, The Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia) (the "Covered Countries"). Conflict minerals include: columbite-tantalite ("tantalum"), cassiterite ("tin"), wolframite ("tungsten"), and gold.
In accordance with Rule 13p-1, KEYW carried out due diligence reasonably designed to (i) identify whether there are any conflict minerals necessary to the functionality or production of products manufactured by KEYW or contracted by KEYW to be manufactured, and if so, (ii) determine whether any of the minerals originated in the DRC or an adjoining country, or are from recycled or scrap sources. KEYW designed its due diligence based on guidance established by the Organization for Economic Co-operation and Development's ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-risk Areas ("OECD Guidance"), and published by the Practicing Law Institute ("PLI"), American Institute of CPAs ("AICPA"), and the Aerospace Industries Association ("AIA").
As a result of KEYW's due diligence efforts for the year covered by the Report, KEYW determined, to its knowledge, that its products (as described below in Section 2) contain potential conflict minerals. KEYW has concluded in good faith that, with respect to such products, the potential conflict minerals that these final products contain are "DRC Conflict Undeterminable."
While KEYW takes its conflict minerals compliance very seriously, KEYW, as a purchaser of finished components, is many layers removed from the mining of any potential conflict minerals that may be contained in its final products. Furthermore, KEYW does not buy raw ore or unrefined conflict minerals, or make purchases from the Covered Countries. Thus, KEYW cannot determine the origin of any potential conflict minerals in its final products with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives. The smelters and refiners in KEYW's supply chain -- who KEYW typically does not know due to being so far removed from them in the supply chain -- are in the best position to know the origin of the ores.
Section (1) Due Diligence
KEYW has taken the following measures to exercise due diligence on the source and chain of custody of the potential conflict minerals in its products. With respect to the period covered, the design of the due diligence measures described herein for tin, tungsten, tantalum, and gold was based on OECD Guidance, and other guidance issued by PLI, AICPA, and AIA, and involved the following:

1.	KEYW has established a management system for conflict minerals.

a.	KEYW has adopted and implemented a conflict minerals compliance policy and procedures that is based on OECD Guidance and other industry guidance, for its supply chain.

b.	KEYW has structured internal management to support supply chain due diligence.

2.
KEYW has established a Conflict Minerals Committee (hereinafter “Committee”) to administer its efforts to support the goals and objectives of the Act. The Committee is comprised of the Chief Financial Officer, General

(1) Final rule: Conflict Minerals, Release No. 34-67716 (August 22, 2012), available at http://www.sec.gov/rules/final/2012/34-67716.pdf.

Counsel, Ethics and Compliance Officer, and Vice President Corporate Contracts and Purchasing. The Committee may consult with other relevant KEYW personnel and groups as necessary.

a.	The Committee reviews KEYW's products and production processes to identify any necessary potential conflict minerals related to them.

b.	As part of its efforts, the Committee sends letters to KEYW's direct suppliers requesting that the supplier provide one of the following certifications:

i.	Supplier certifies that it has not provided nor will it provide any conflict minerals to KEYW;

ii.	Supplier certifies that is has provided conflict minerals to KEYW and has determined that such conflict minerals do not originate in the Democratic Republic of Congo (DRC) or adjoining countries;

iii.	Supplier certifies that it has provided conflict minerals to KEYW and has determined that such conflict minerals originate from a recycler or scrap supplier;

iv.	Supplier certifies that is has provided conflict minerals to KEYW and has determined that such conflict minerals do originate in the DRC or adjoining countries.

c.	To the extent that a supplier certifies that it has provided conflict minerals, it is required to identify the conflict minerals and their origin.

d.	The Committee analyzes and tracks supplier responses so that it can issue follow-up requests as necessary.

3.	KEYW has adopted a conflict minerals provision for its purchase orders and agreements with suppliers that requires their compliance with the Act and one of the certifications above.

4.	KEYW complies with Step 5 of the OECD Guidance through making its conflict minerals reports ("CMR") available on its website.
The due diligence outlined above has mitigated the risk that components necessary to the functions or production of KEYW's products are made from conflict minerals. KEYW intends to take steps to improve its due diligence. For example, KEYW will work to provide additional guidance to its employees and suppliers on the subject of conflict minerals as additional regulatory and industry guidance is issued, and have an independent auditor audit its conflict minerals due diligence procedures on an annual basis.
Section (2) Product Description
Based on KEYW's due diligence, KEYW determined for the period covered by this Report that the KEYW product lines listed below have production processes which utilize potential conflict minerals, and that the final products are "DRC Conflict Undeterminable."

1.
KEYW geo-location products that are manufactured, fabricated, and/or integrated and are used by law enforcement and Department of Defense, U.S. Intelligence Community customers, and foreign governments.

2.	Avionics and imaging devices that are manufactured, fabricated, and/or integrated in whole, and in part, in KEYW facilities in support of Department of Defense customers.

3.	Printed circuit boards that are fabricated in KEYW facilities in support of U.S. Government customers.

4.	Commercial off-the-shelf (COTS) hardware that is offered as part of Hexis software solutions.

The various production process(es) of the product lines referenced above use potential conflict minerals that end up in the final product. KEYW, as a purchaser of components, and its suppliers which it is aware of, are several layers removed from the mining of any potential conflict minerals that may be contained in its various products, KEYW is unable to determine the origin of these minerals with any certainty.